SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 7 September 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 31 August 2012
99.2	Notification of change to Director’s details dated 6 September 2012

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 August 2012, InterContinental Hotels Group PLC's issued share capital consists of 291,613,946 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 291,613,946.

The above figure, 291,613,946, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

31 August 2012

Exhibit No: 99.2

6 September 2012

INTERCONTINENTAL HOTELS GROUP PLC

Notification of change to Director's details

InterContinental Hotels Group PLC announces, in accordance with paragraph 9.6.14R of the Listing Rules, that Jennifer Laing, non-executive director of the Company, has been appointed as a non-executive director of Premier Foods plc with effect from 1 October 2012.

---------------Ends--------------

Name of Contact for this RNS Announcement:

Nicolette Henfrey
Tel: 01895 512 000
Deputy Company Secretary & Head of Corporate Legal
InterContinental Hotels Group PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	7 September 2012